

June 13, 2013

Mr. Vincent L. Sandusky
President, Chief Executive Officer, and Director
LIN TV Corp.
LIN Television Corporation
One West Exchange Street, Suite 5A
Providence, Rhode Island 02903

> **Re:** **LIN TV Corp.**
> **Form 10-K for the Year Ended December 31, 2012**
> **Filed March 15, 2013**
> **File No. 001-31311**
>
> **LIN Television Corporation**
> **Form 10-K for the Year Ended December 31, 2012**
> **Filed March 15, 2013**
> **File No. 000-25206**

Dear Mr. Sandusky:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Robert S. Littlepage for

Larry Spirgel
Assistant Director